UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F      ☒ Form 40-F

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”) to amend the Report on Form 6-K filed with the Securities and Exchange Commission on August 13, 2025 (the “Original Filing”) pursuant to which it provided its financial information for the three and six months ended June 30, 2025 as Exhibits 99.1 and 99.2. This Form 6-K/A is being furnished for the sole purposes of incorporating such financial information into the registration statement described below.

Accordingly, Exhibits 99.1 and 99.2 attached to the Original Filing is hereby incorporated by reference into the Company’s Registration Statement on Form F-10 (Registration Statement File number 333-287246) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any events that have occurred after the Original Filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: August 25, 2025	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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